News Release
2003 Third Quarter Results

October 29, 2003	FOR IMMEDIATE RELEASE

VANCOUVER - Bema Gold Corporation (“Bema or the “Company”) is pleased to report the results from its operations for the third quarter ended September 30, 2003. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

-  Produced 70,217 ounces of gold
-  Revenue of $24.8 million
-  Cash flow from operations of $8.2 million
-  Completed successful phase one drill program at Kupol gold and silver property, Russia
-  Completed Petrex Mine plant expansion
-  Raised $55.4 million through equity issues

Financial Results

Bema reported revenue of $24.8 million for the third quarter 2003 compared to $11.2 million for the same period last year. Cash flow from operations during the period was $8.2 million compared to $8 million for the third quarter 2002. The Company reported a net loss of $3.5 million ($0.011 per share) for the period primarily due to foreign exchange translation adjustments relating to the rand of $2.2 million. In the third quarter 2002 Bema reported a restated net loss of $823,000 ($0.004 per share).

For the first nine months of 2003, the Company reported a net loss of $8.8 million ($0.028 per share) on revenue of $62.9 million compared to a restated net loss of $1.1 million ($0.007 per share) on revenue of $27.8 million in the comparable period of 2002. Cash flow from operations improved to $10.1 million year to date compared to $8.9 million for the first nine months of 2002. Cash flow from operations in the first nine months of 2002 included $4.2 million relating to an arbitration settlement awarded to Bema during that period. Cash flow from operations for the first nine months of 2003 is mainly a result of lower production costs at Julietta and partly from the acquisition of the Petrex Mines.

Gold Production

Bema produced 70,217 ounces of gold during the quarter at an operating cash cost of $234 per ounce and a total cash cost of $252 per ounce compared to 32,665 ounces of gold at an operating cash cost of $95 per ounce and a total cash cost of $126 per ounce during the third quarter last year. Operating costs in the first nine months reflect the acquisition of the Petrex Mines from February 14, 2003 onwards. For the first nine months Bema produced 181,360 ounces of gold at an operating cash cost of $246 per ounce and a total cash cost of $264 per ounce. The higher production costs are primarily due to the strength of the South African Rand versus the US dollar during the period and the expected higher operating costs at Petrex during the mill expansion and through put ramp up. For details please refer to the “Petrex Mines” section of this news release.

Operations

The Julietta Mine, Russia (Bema 79%)

The Julietta Mine produced 32,928 ounces of gold in the third quarter at an operating cash cost of $58 per ounce and a total cash cost of $97 per ounce, resulting in the most profitable quarter to date with the lowest operating costs since the commencement of production. In the third quarter of 2002, Julietta produced 32,665 ounces of gold at an operating cash cost of $95 per ounce and a total cash cost of $126 per ounce. Revenue from Julietta was $10.6 million from the sale of 32,651 ounces of gold sold at an averaged price of $325 per ounce. This is compared to 35,715 ounces of gold sold at an average spot price of $313 in the third quarter 2002 for revenue of $11.2 million. The Julietta Mine continues to perform well and gold production and costs are expected to meet or exceed fourth quarter and annual budget expectations. Management remains confident that the 2003 projected total annual production of 116,000 ounces at an operating cash cost of $110 per ounce will be achieved.

The Petrex Mines, South Africa (Bema 100%)

Expansions to the mill processing plant at the Petrex Mines were completed during the third quarter and through put is continuing to improve. During the period, mill through put averaged approximately 175,000 tonnes per month, exceeding forecast by 7%. In the fourth quarter, through put is projected to reach 185,000 per month resulting in lower operating costs.

Due to the lower tonnage through put during the mill expansion, cash costs for the first nine months of 2003 were budgeted to be significantly higher than those budgeted for the remainder of the year and beyond. In the third quarter the Petrex Mines produced 37,289 ounces of gold at total cash cost of $389 per ounce. The main reasons for the high cash costs were the strength of the South African rand versus the U.S. dollar and the mill ramp up. The South African rand continued to strengthen against the U.S. dollar during the third quarter and gained an additional 4% over the previous quarter. The rand, however was 35% higher during the quarter versus the budgeted rate of exchange (10 Rand to 1 USD). This equates to an additional $102 per ounce to the total cash cost for the quarter. For the remainder of 2003, should the rand retain its strength, approximately 80% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. Over the next six years approximately 70% of expected production is protected by Rand denominated put options. (see “Gold Forward and Option Contracts” section).

Third quarter revenue from Petrex was $14.2 million from the sale of 35,337 ounces of gold sold at an average realized price of $402 per ounce compared to an average spot gold price for the period of $363 per ounce. The average realized price benefited from the exercise of rand denominated gold put options having a strike price of 3,000 rand per ounce.

Bema completed the acquisition of the Petrex Mines on February 14, 2003. Production from the first seven and one half months from the date of the acquisition was 93,734 ounces of gold at total cash costs of $375 per ounce which was better than budget based on the budgeted conversion rate of 10 rand to 1 U.S. dollar

The Refugio Mine, Chile (Bema 50%)

During the third quarter of 2003 and nine months ended September 30, 2003, the Refugio Mine recovered 2,431 and 10,239 ounces of gold, respectively, from residual leaching operations which have substantially outperformed the budget estimates. All revenue from gold recovered is credited to Refugio care and maintenance costs. Gold and silver recoveries will begin to increase again in October when different leaching areas are brought on line as the Chilean summer begins.

When mining was suspended at the Refugio Mine in June 2001, due to low gold prices, there were four years of reserves remaining at the Verde deposit. The Company and its joint venture partner agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. Bema’s joint venture partner completed an extensive drill program in May 2003 with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom. Based on the recent drill program, updated independent reserves are being calculated. Management believes this will result in an increase in reserves and significantly extend Refugio’s mine life. A new reserve calculation and production decision for Refugio is expected in the fourth quarter of 2003.

With the inclusion of the Company’s 50% share of the Refugio Mine production, the Company’s projected annual production (based on the original Refugio development plan) would increase by an additional 115,000 ounces to approximately 400,000 ounces of gold.

The Kupol Project, Russia (Bema 75%)

Bema has recently concluded a successful phase I drill program at Kupol. From these results, the Company plans to publish an initial geological resource estimate for Kupol by the end of the fourth quarter 2003. Furthermore, based on the exploration results to date, Bema intends to fast track the development of the Kupol Property. The Company is currently procuring equipment and supplies to be shipped to site for accelerated feasibility and development work to be conducted in 2004. The equipment includes three additional drill rigs, earth moving equipment and additional camp facilities to increase the camp capacity.

The planned exploration and development program at Kupol in 2004 will include approximately 55,000 metres of drilling to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for 2005 construction.

The Cerro Casale Deposit, Chile (Bema 24%)

The Alderberan Property, which hosts the Cerro Casale deposit, is held by Compania Minera Casale (“CMC”) a Chilean contractual mining company owned indirectly by Placer Dome Inc.(Placer) (51%), Arizona Star Resource Corp. (25%) and Bema (24%). A feasibility study completed by Placer Dome Technical Services, in January 2000, has outlined a reserve of 23 million ounces of gold and 6 billion pounds of copper. The feasibility study contemplates a large scale open pit gold copper mine assuming a gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale is projected to produce 975,000 ounces of gold and 130,000 tonnes of copper per year over the 18 year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound). Based on the feasibility study for Cerro Casale the Net Present Value of the project, at a 5% discount, is $736.2 million.

During 2001, CMC secured sufficient water rights to build and operate a plant as envisioned in the feasibility study. In March 2002, CMC received formal approval of an Environmental Impact Study from the Chilean regulatory authorities (COREMA). Given the recent improvement of both gold and copper prices during the first nine months of 2003, the joint venture partners have scheduled meetings to discuss upgrading the feasibility study and the financibility of the Cerro Casale project.

The Monument Bay Project, Manitoba (Bema 70%)

During the third quarter Bema commenced a 7,500 metre, 30 hole, drill program at Monument Bay to continue to test the Twin Lakes Zone and The Twin Lakes West Zone. Monument Bay hosts a high grade inferred resource of 639,377 tonnes averaging 20.4 grams per tonne containing 418,371 ounces of gold. Results from the current drill program will be available during the fourth quarter

Liquidity and Capital Resources

The Company ended the quarter with $65 million in cash and cash equivalents compared to $17.5 million at June 30, 2003. The increase in cash is due mainly to an equity financing completed during the quarter and cash flow from operations. During the quarter Bema made scheduled debt payments to Julietta and Petrex of $5.6 million and $1.5 million respectively.

Gold forward and Option Contracts

The Company’s hedging program as of	2003	2004	2005	2006-2010
September 30, 2003 consists of the
following gold contracts:

Forward contracts (ounces)	24,900	71,100	38,550	–
Average price per ounce	$344	$331	$338	$–

Dollar denominated -
Put options purchased (ounces)	10,648	32,086	26,364	83,778
Average price per ounce	$288	$289	$290	$290

Rand denominated –
Put options purchased (ounces)	37,647	146,244	136,086	351,204
Average price per ounce (ZAR)	3,000	3,050	3,100	3,200

Call options sold (ounces)	2,500	–	–	–
Average price per ounce	$400	$–	$–	$–

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	20,000	10,000	–
$350 strike price (ounces)	8,250	33,000	34,500	204,000

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

The $320 contingent forward contracts (“CFC”) are exercisable based on the average quarterly spot price of gold. The number of ounces exercisable per quarter under the CFC is prorated based on a gold price between $320 and $370 per ounce. The $350 CFC are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of seven rand to one U.S. dollar, the Company will receive $429 per ounce of gold on its rand put options in 2003.

The mark-to-market value of the Company’s hedges as at September 30, 2003 was negative $15.6 million.

Outlook

Management is focused on continued production growth and exploration for the remainder of 2003 and beyond. With the mill expansion at Petrex complete, Bema’s projected gold production rate is 300,000 ounces per year. With the expected recommencement of production at Refugio in late 2004, Bema’s annualized gold production rate is projected to increase to over 400,000 ounces. The Company’s goal is to continue to increase annual gold production to over 1,000,000 ounces from the further development of existing assets.

On Behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO.

Marc Simpson (P.Geo) is the project manager and qualified person for the Monument Bay Project, and is a member of APEGBC and APEGM. Mr. Simpson has supervised all aspects of drill hole planning, implementation and quality control programs.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

GOLD REVENUE	$24,812	$11,194	$62,917	$27,796

EXPENSES
Operating costs	16,844	4,689	46,818	13,928
Depreciation and depletion	4,800	3,642	12,201	8,983
Other	703	521	1,369	718

	22,347	8,852	60,388	23,629

OPERATING EARNINGS - BEFORE ARBITRATION SETTLEMENT	2,465	2,342	2,529	4,167

Arbitration settlement	-	262	-	4,169

OPERATING EARNINGS - AFTER ARBITRATION SETTLEMENT	2,465	2,604	2,529	8,336

OTHER EXPENSES (INCOME)
General and administrative	1,923	1,225	5,688	2,784
Interest on long-term debt	1,140	1,000	3,273	3,258
Amortization of deferred financing costs	427	424	1,280	2,409
General exploration	38	16	203	247
Foreign exchange loss	1,753	1,185	778	809
Other	3	265	(809)	1,067
	5,284	4,115	10,413	10,574

LOSS BEFORE THE UNDERNOTED ITEMS	(2,819)	(1,511)	(7,884)	(2,238)

Equity in losses of associated companies	(46)	(9)	(53)	(416)
Investment gains (losses)	(105)	1,110	(99)	1,945

LOSS BEFORE INCOME TAXES	(2,970)	(410)	(8,036)	(709)

Current income taxes	(565)	(413)	(809)	(413)

LOSS FOR THE PERIOD	$(3,535)	$(823)	$(8,845)	$(1,122)

LOSS PER COMMON SHARE
- basic and diluted	$(0.011)	$(0.004)	$(0.028)	$(0.007)
Weighted average number of common shares
outstanding (in thousands)	331,399	237,777	313,308	211,746

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002
OPERATING ACTIVITIES
Loss for the period	$(3,535)	$(823)	$(8,845)	$(1,122)
Non-cash charges (credits)
Depreciation and depletion	4,800	3,642	12,201	8,983
Amortization of deferred financing costs	427	424	1,280	2,409
Equity in losses of associated companies	46	9	53	416
Derivative instruments	1,583	110	926	183
Investment (gains) losses	105	(1,110)	99	(1,945)
Arbitration settlement, net	-	3,907	-	-
Other	1,798	1,568	1,640	1,901
Change in non-cash working capital	2,984	276	2,774	(1,933)
	8,208	8,003	10,128	8,892

FINANCING ACTIVITIES
Common shares issued, net of issue costs	55,403	2,170	55,677	23,963
Julietta project loan repayments	(5,584)	(5,583)	(11,167)	(5,583)
Petrex loan repayments	(1,500)	-	(6,500)	-
Refugio loan repayments	-	(3,500)	-	(4,000)
Other	(102)	(433)	(232)	(433)
	48,217	(7,346)	37,778	13,947

INVESTING ACTIVITIES
Arbitration settlement	-	5,512	-	5,512
Julietta Mine	(669)	(679)	(2,158)	(1,241)
Petrex Mine	(2,359)	-	(5,670)	-
Refugio exploration and development	(655)	-	(2,534)	-
Acquisition, exploration and development	(4,828)	(63)	(13,165)	(1,377)
Julietta development and construction	-	-	-	(2,435)
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	6,742	-
Purchase of marketable securities	-	-	-	(1,039)
Proceeds on sale of investments and marketable securities	-	1,039	17,015	1,048
Other	(141)	1,304	(448)	524
	(8,652)	7,113	(218)	992
Effect of exchange rate changes on cash
and cash equivalents	(244)	(782)	694	(597)

Increase in cash and cash equivalents	47,529	6,988	48,382	23,234

Cash and cash equivalents, beginning of period	17,511	20,379	16,658	4,133
Cash and cash equivalents, end of period	$65,040	$27,367	$65,040	$27,367

     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2003	2002
ASSETS
Current
Cash and cash equivalents	$65,040	$16,658
Accounts receivable	3,682	2,278
Marketable securities	3,557	3,272
Inventories	15,733	9,519
Other	3,507	892
	91,519	32,619

Investments	2,123	12,664
Property, plant and equipment	263,177	146,711
Goodwill	27,549	-
Other assets	13,682	11,787
	$398,050	$203,781

LIABILITIES
Current
Accounts payable	$20,589	$3,979
Current portion of long-term debt	17,166	11,167
	37,755	15,146

Deferred revenue and derivative liability	15,587	1,045
Long-term debt	36,787	18,250
Future income tax liabilities	9,683	-
Other liabilities	8,873	3,511
Non-controlling interest	859	892
	109,544	38,844

SHAREHOLDERS' EQUITY
Capital stock	438,072	317,494
Share purchase warrants and stock options	11,836	-
Deficit	(161,402)	(152,557)
	288,506	164,937
	$398,050	$203,781

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton